

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

<u>Via E-mail</u>
Keith L. Schaitkin, Esq.
General Counsel
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153

> **Re:** **Oshkosh Corporation**
> **Schedule TO-T filed by Icahn Capital LP et al.**
> **Filed on October 17, 2012**
> **File No. 005-36854**

Dear Mr. Schaitkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure that you will extend the offer if at least 25% of the outstanding shares have been tendered as of any expiration date. We also note your belief that passing this threshold would indicate that you would have an excellent chance of prevailing in your proxy contest. Given that the achievement of this 25% threshold is a condition to your offer, and may have a predictive effect on the outcome of the proxy contest, please disclose whether there will be a means for security holders to objectively verify whether this threshold has been achieved.

2. While Icahn Enterprises G.P. Inc. and Beckton Corp. are identified as offerors in your disclosure, they do not appear to have executed the Schedule TO. Please advise.

Conditions of the Offer, page 26

3.   We note your disclosure that you may assert conditions regardless of the circumstances giving rise to any such condition. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of the offeror.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions